ADVISORS ASSET MANAGEMENT, INC.

Financial Report

December 31, 2020

Filed as PUBLIC Information Pursuant to Rule 17a-(d)
Under the Securities Exchange Act of 1934

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51509

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/20   AND ENDING   12/31/20
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advisors Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18925 Base Camp Road, Suite 203
(No. and Street)

Monument	CO	80132
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Opie   (719) 301-6508
                                                 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – if individual, state last, first, middle name)

30 S. Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___Jeff Opie_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of ___Advisors   Asset   Management,   Inc.___ , as of ___December 31, 2020___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

___Chief Financial Officer___
Title



CHRISTINE FLINT
Notary Public
State of Colorado

Christine Flint
Notary Public
Commission Expires: 5|15|2024

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income.
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADVISORS ASSET MANAGEMENT, INC.

Table of Contents

Page(s)



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Advisors Asset Management, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Advisors Asset Management, Inc. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 26, 2021

ADVISORS ASSET MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash & cash equivalents	$	1,555,100
Receivables:		
Broker dealers		33,310,922
Asset management		5,127,091
UIT		5,321,365
Other		2,417,585
Affiliates		5,818
Securities owned, at fair value		21,702,577
Furniture, equipment, leasehold improvements and internal-use software, net		2,681,111
Lease assets		5,397,067
Other assets		2,506,514
Goodwill and intangible assets, net		621,359
Total assets	$	80,646,509

LIABILITIES & SHAREHOLDER'S EQUITY

Accounts payable	$	2,214,993
Accrued expenses		10,379,179
Payable to affiliate		8,156
Securities sold, not yet purchased, at fair value		9,035,710
Payable to broker dealers		35,808
Net deferred income tax liabilities		849,457
Lease liabilities		5,626,601
Note payable		5,356,942
Total liabilities		33,506,846
SHAREHOLDER'S EQUITY		
Common stock; $.01 par value; 100 shares authorized; 1 share issued and outstanding		-
Additional paid-in capital		30,545,253
Retained earnings		16,594,410
Total shareholder's equity		47,139,663
Total liabilities and shareholder's equity	$	80,646,509

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and Nature of Business

Advisors Asset Management, Inc. ("AAM" or the "Company"), a Delaware Corporation, is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). AAM provides fixed income security trading and support services to other broker-dealers, registered investment advisors and other institutional account holders. In addition, AAM sponsors and distributes unit investment trusts ("UIT"), which are marketed under the name Advisor's Disciplined Trusts ("ADTs"), provides separate account management services, and distributes open- and closed-end mutual funds, separately managed accounts ("SMAs") and exchange-traded funds ("ETFs").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a wholly owned subsidiary of AAM Holdings, Inc. (the "Parent").

Note 2 - Significant Accounting Policies

The Company follows United States Generally Accepted Accounting Principles ("US GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operation and cash flows.

Estimates

The Company's financial statements are prepared in accordance with US GAAP which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates and assumptions may vary from actual results.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Receivables

Receivables from broker-dealers are generally collected in full in the month following their accrual. UIT receivables are generated from UIT fees that are collected from the trustee of the trusts. Asset management receivables are generated from its asset management business from creditworthy accounts.

Under the Current Expected Credit Losses model ("CECL"), the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and will generally result in earlier recognition of credit losses than in the past. Expected credit losses, on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous US GAAP.

The Company's assets that fall under CECL are its receivables from broker dealers, asset management and UITs. These receivables are short-term in nature, paid directly from a trust, fund or by the custodian, platform or broker dealer that has the contractual terms on file. The Company believes there is minimal credit risk in these receivables due to their short-term nature, as well as the fact they're secured by the trust, fund and underlying assets in the SMA's. Historically, the Company has recorded an immaterial amount for its allowance for doubtful accounts. At December 31, 2020, the Company did not record a credit loss for these receivables.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of securities underwritten by the Company or purchased in the secondary market. They are reported in the statement of financial condition at fair value based on quoted market prices, prices for similar securities or other observable inputs, such as bond spreads and credit default swap spreads. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition.

Derivative Financial Instruments

Derivative financial instruments ("Derivatives") used for trading purposes are carried at fair value. Fair values for exchange-traded derivatives, primarily futures, are based on quoted market prices. Fair values of exchange-traded futures are recorded in receivable from broker dealers on the statement of financial condition. The Company does not consider any derivatives to be hedging instruments, as those terms are generally understood.

Furniture, Equipment, Leasehold Improvements and Internal-Use Software

Furniture, equipment, leasehold improvements and internal-use software are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful life of the related asset, generally four to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the lease. Internally developed software represents internal and external costs incurred to develop internal-use software during the application development stage. Once the internal-use software is ready for its intended use, the accumulated development costs are amortized over three years.

Goodwill and Intangible Assets

Included in goodwill and intangible assets is goodwill of approximately $621,000. Impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In the event that goodwill is determined to be impaired, its carrying value will be reduced to its fair value. No such impairment existed for the year ended December 31, 2020. Also included in goodwill and intangible assets were amounts paid to sub-advise for a third-party asset manager under a four year agreement. This intangible asset became fully amortized in November 2020.

Leases

The Company recognizes and measures its leases in accordance with FASB Accounting Standards Codification ("ASC") 842, "Leases." The Company is a lessee in several operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in similar economic environment. The ROU

asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company elected to utilize the transition package of practical expedients permitted within the new standard, which among other things, allowed the Company to carryforward the historical lease classification. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off the Company's statement of financial condition, which resulted in recognizing those lease payments in the statement of operations on a straight-line basis over the lease term. The Company did not elect the hindsight practical expedient when determining the lease terms. The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for the lease and non-lease components as a single lease component.

Income Taxes

The Company is a member of a group that files consolidated tax returns. Accordingly, income taxes payable to or refundable from the tax authorities are recognized on the financial statements of the Parent, which is the taxpayer for income tax purposes. The members of the consolidated group make payments to the Parent for their allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2020, management has determined that there are no material uncertain income tax positions. The Company files U.S. Federal tax returns as well as returns with various state and local jurisdictions. The Company generally is no longer subject to U.S. Federal, state and local tax examination by tax authorities for years prior to 2017.

Recent Pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the CECL model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. ASU 2016-13 became effective for annual reporting periods beginning after December 15, 2019. The Company adopted ASU 2016-13 on January 1, 2020 using the modified retrospective method of adoption. ASU 2016-13 impacts only those financial instruments that are carried by the Company at amortized cost, receivables from broker dealers, asset management and UITs. The adoption of ASU 2016-13 had no material effect on the Company's statement of financial condition.

In January 2017, the FASB issued ASU No. 2017-04, "Intangibles-Goodwill and Other (Topic 350)" ("ASU 2017-04"), which simplifies the subsequent measurement of goodwill, eliminating a step from the impairment test. Under

the amended guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and subsequently recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 became effective for annual reporting periods beginning after December 15, 2019. The adoption of ASU 2017-04 had no material effect on the Company's statement of financial condition.

In August 2018, the FASB issued ASU No. 2018-13, "Fair Value Measurement: Disclosure Framework-Changes to Disclosure Requirements for Value Measurement (Topic 820)" ("ASU 2018-13"). The guidance of ASU 2018-13 removes, modifies or adds certain disclosure requirements for fair value measurements; and is intended to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements and how changes in fair value measurements impact an entity's performance and cash flows. ASU 2018-13 became effective for annual reporting periods beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020. The adoption of ASU 2018-13 had no material effect on the Company's statement of financial condition.

In August 2018, the FASB issued ASU No. 2018-15, "Intangibles-Goodwill and Other-Internal-Use Software Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (Topic 350-40)" ("ASU 2018-15"), which requires implementation costs incurred by customers in cloud computing arrangements to be deferred over the non-cancellable term of the cloud computing arrangements plus any optional renewal periods that are reasonably certain to be exercised by the customer or for which exercise of the renewal option is controlled by the cloud service provider. ASU 2018-15 became effective for annual reporting periods beginning after December 15, 2019. The adoption of ASU 2018-15 had no material effect on the Company's statement of financial condition.

Note 3 -   Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), which requires the maintenance of a "minimum net capital" of the equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness" and a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1, as these terms are defined. The Rule also provides that equity capital may not be withdrawn or paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

At December 31, 2020, the Company had net capital of $25,876,346, which was $24,964,258 in excess of its required net capital of $912,088. The Company's ratio of aggregate indebtedness to net capital was .53 to 1.

Note 4 -   Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date and establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels are defined as follows:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation

methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 – inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the above categories based on the nature of the inputs that are significant to the fair value measurement in its entirety. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's classification within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the Company's financial instruments at fair value as of December 31, 2020.

	Securities owned	Securities sold, not yet purchased
Measured at net asset value		
Unit investment trusts	$ 5,055,334	$ 435,981
Level 1		
Mutual funds	97,552	-
Exchange traded funds	-	5,221,184
Common and preferred stocks	1,140,215	1,010,857
US Government and agency bonds	275,213	163,109
Total Level 1	1,512,980	6,395,150
Level 2		
Corporate bonds	6,073,285	2,179,449
Municipal bonds	8,680,902	25,130
Asset-backed securities	287,984	-
Certificates of deposit	92,092	-
Total Level 2	15,134,263	2,204,579
Level 3	-	-
Total	$21,702,577	$ 9,035,710

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Unit Investment Trusts (UITs): As a practical expedient, the Company estimates the fair value of its UITs based on the net asset value per share or its equivalent.

Mutual Funds (MFs): MFs are valued based on quoted market prices or net asset value per share. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

U.S. Government and Agency Bonds: U.S. government bonds are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

Corporate and Municipal Bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. Corporate and municipal bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Asset-Backed Securities ("ABS"): ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity.

ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then ABS are categorized in Level 3 of the fair value hierarchy.

Exchange-Traded Funds, Futures Contracts and Common and Preferred Stocks: Exchange traded equity funds, futures contracts and equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Certificates of Deposits ("CDs"): CDs may be valued based on price and spread data obtained from observed transactions or independent external parties such as vendors and brokers. CDs are generally categorized in Level 2 of the fair value hierarchy.

Note 5 -   Receivables from Broker Dealers

The Company's agreements with its clearing broker-dealers contain indemnification clauses. These clauses relate to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealers to the extent of the net loss on the unsettled trade. At December 31, 2020, the Company had not been notified by the clearing broker-dealers, nor were they aware of any potential losses relating to this indemnification.

Receivables from and payables to broker dealers at December 31, 2020, consist of the following:

	Receivables	Payables
Cash, net of margin loans	$ 32,561,828	$ -
Clearing deposits	600,774	-
Interest and dividends	148,320	35,808
	$ 33,310,922	$ 35,808

ADVISORS ASSET MANAGEMENT, INC.
Notes to Financial Statement
As of and for the Year Ended December 31, 2020

Note 6 -   **Furniture, Equipment, Leasehold Improvements, and Internal-Use Software**

Furniture, equipment, leasehold improvements and internal-use software and the related accumulated depreciation and amortization at December 31, 2020 consisted of the following:

Furniture	$ 2,028,478
Office equipment	763,759
Computer equipment	3,725,956
Internal-use software and software	4,061,614
Website	795,159
Leasehold improvements	1,482,318
	12,857,284
Less accumulated depreciation and amortization	(10,176,173)
	$ 2,681,111

Note 7 -   **Related Party Transactions**

During the year ended December 31, 2020, the Company sold approximately $65,600,000 of deferred sales charge receivables related to the Company's unit investment trust business to Sterling Resources, Inc. ("Sterling"), a company that is a wholly-owned subsidiary of the Parent.

The Company leases an office space from Base Camp Road, LLC, which is 100% owned by a wholly-owned subsidiary of the Parent.

The Company leases an office building from IH 10/FIS Building, LP, which is 100% owned by a wholly-owned subsidiary of the Parent. The Company pays all insurance, property taxes and other expenses related to the operation and maintenance of the office building.

The Company entered into an intercompany expense agreement (the "Intercompany Agreement") with Sterling, Base Camp Road, LLC, IH 10/FIS Building, LP and its Parent (collectively, the "Affiliates"). The Company provides the Affiliates with administrative and management services in exchange for a management fee determined in accordance with the terms of the Intercompany Agreement. At December 31, 2020, the Company had a receivable of $5,818 from the Affiliates related to the Intercompany Agreement, which is recorded in receivable from affiliates on the statement of financial condition.

The Company has an income tax sharing agreement with the Parent which allows the Company to benefit from tax deductions that can be taken at the consolidated level, but not on the stand-alone company level. At December 31, 2020, the Company had a payable of $8,156 to Sterling for taxes paid on behalf of the consolidated group, which is recorded in payable to affiliate on the statement of financial condition.

Note 8 -   **Off-Balance Sheet Risk**

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic institutional and individual investors. The Company's proprietary activities and the transactions initiated on behalf of their customers are carried in accounts by and consummated through its clearing broker-dealers. In the normal course of business these activities include securities execution, settlement, custody of securities and funds and financing securities transactions, which may expose the Company to off-balance sheet risk in the event the clearing broker-dealers are unable to fulfill their contractual obligations.

The Company enters into various transactions involving derivatives, which include futures contracts. These derivative financial instruments are used to manage market risks. Market risk is substantially dependent upon the value of the

underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. Derivative transactions are entered into to hedge other positions or transactions. Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. These futures contracts are executed on an exchange. The credit risk of exchange-traded financial instruments is reduced by the regulatory requirements of the individual exchanges. Cash settlement on futures contracts is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. During the year ended December 31, 2020, the Company had an average monthly notional amount of approximately $1,923,000 of derivative contracts outstanding. At December 31, 2020, the Company had no outstanding derivative contracts. Futures contracts are classified as Level 1 within the fair value hierarchy.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2020 at the fair value of related securities and will incur a loss if the market value of those securities increases subsequent to December 31, 2020.

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

Note 9 -   Note Payable

On April 14, 2020, the Company obtained a loan with a financial institution in the amount of $5,356,942 which remained outstanding at December 31, 2020. The loan bears an interest rate of 1% and has a maturity date of April 14, 2022. At December 31, 2020, the Company had unpaid interest expense of $38,987, which is recorded in accrued expenses on the statement of financial condition.

Note 10 - Income Taxes

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

Significant components of the Company's net deferred income tax asset as of December 31, 2020 consist of the following:

Deferred tax assets:		
Share-based compensation	$	463,539
Deferred tax liabilities:		
Depreciation and amortization		566,264
Prepaid expenses		522,242
Accrued compensation, net		119,291
Goodwill and intangible assets, net		104,853
Other, net		346
		1,312,996
Total net deferred income tax liability	$	849,457

Note 11 - Leases

The Company has obligations as a lessee for office space and has classified these leases as operating leases. These leases generally contain renewal options for periods ranging from three to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease

term, and associated payments under these renewal options are excluded from lease payments. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2020 was as follows:

Weighted average remaining lease term:	
Operating leases	4.1 years
Weighted average discount rate:	
Operating leases	4.9%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities for the Company's operating leases as of December 31, 2020 are as follows:

2021	$	1,507,067
2022		1,305,338
2023		1,288,810
2024		1,303,280
2025		712,862
Thereafter		168,589
Total undiscounted lease payment		6,285,946
Less imputed interest		659,345
Total lease liabilities	$	5,626,601

Note 12 - Employee Retirement Plan

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. Company contributions may be made to the plan at the discretion of the Board of Directors, with the maximum limitation being the amount the Company can deduct for federal income tax purposes.

Note 13 - Stock Option and Equity Compensation

In 2005, the Parent established an ownership option plan to attract, retain and reward employees of the Company ("the Plan"). The Parent reserved 5,502,696 shares of its common stock for issuance upon exercise of options under the Plan. A committee appointed by the Board of Directors administers the Plan and determines the exercise price of the option and the value of the Parent's stock. The fair value of the Parent's stock options is determined by management on the date of the grant using the Black-Scholes model. Options granted under the Plan vest ratably over four to seven years and expire on the ten-year anniversary of the grant date. The Parent allocates the entire share-based compensation expense to the Company as all of those receiving options are considered employees of the Company. The Company recognizes expense for the options ratably over the vesting period.

Employees forfeited 6,500 vested options during the year ended December 31, 2020. There were no options granted during the year ended December 31, 2020 related to the Plan. During the year ended December 31, 2020, employees

of the Company exercised 317,106 options granted under the Plan. At December 31, 2020, there are 7,000 options outstanding that were granted to the Company's employees.

In January 2020, the Parent established the 2020 Equity Incentive Plan ("the Equity Plan") to attract and retain employees to promote growth of the Company. The Parent reserved 4,000,000 shares of its common stock for equity awards. A committee appointed by the Board of Directors or the Board of Directors administers the Equity Plan and determines the fair value of the award. The Company granted options as equity awards in January 2020. The fair value of the Parent's stock options is determined by management on the date of the grant using the Black-Scholes model. Options granted under the Equity Plan cliff-vest over five years and expire on the ten-year anniversary of the grant date; the Equity Plan provides for accelerated vesting based on various service and performance conditions, as defined in the agreements. The Parent allocates the entire share-based compensation expense to the Company as all of those receiving the equity awards are considered employees of the Company. The Company recognized expense for the awards ratably over the vesting period.

During the year ended December 31, 2020, the Company granted 1,666,150 options under the Equity Plan. Employees forfeited 20,000 unvested options during the year ended December 31, 2020. The significant assumptions used for the options granted during the year ended December 31, 2020 were as follows:

Expected Volatility	Risk-Free Interest Rate	Expected Term
35%	4.66%	10 Years

Note 14 - Contingencies

The Company is subject to certain legal, regulatory and arbitration proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

Note 15 - Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. There have been no material subsequent events that occurred during such period which require disclosure in this report.